Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. announces to its stockholders that its Board of Directors approved, on this date, the payment of interest on capital in replacement of the monthly dividend for the year 2022, in the amount of R$0.01765 per share, with a 15% withholding income tax, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders that can prove they are exempt from such withholding, in accordance with the schedule below:
Month of Accrual Base date Date of the last trading day at B3 Individualized Credit Payment
January December 30, 2021 January 31, 2022 February 01, 2022
February January 31, 2022 February 25, 2022 March 02, 2022
March February 25, 2022 March 31, 2022 April 01, 2022
April March 31, 2022 April 29, 2022 May 02, 2022
May April 29, 2022 May 31, 2022 June 01, 2022
June May 31, 2022 June 30, 2022 July 01, 2022
July June 30, 2022 July 29, 2022 August 01, 2022
August July 29, 2022 August 31, 2022 September 01, 2022
September August 31, 2022 September 30, 2022 October 03, 2022
October September 30, 2022 October 31, 2022 November 01, 2022
November October 31, 2022 November 30, 2022 December 01, 2022
December November 30, 2022 December 29, 2022 January 02, 2023
If you have any questions, please access www.itau.com.br/relacoes-com-investidores and follow the route: Contact IR > IR Services.
São Paulo (State of São Paulo), December 10, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: The amounts of interest on capital are paid equally for common (ITUB3) and preferred (ITUB4) shares.